Exhibit 99.1

     FLY LEASING  September 2016

 DISCLAIMER  Forward-Looking StatementsThis presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:Data is as of August 31, 2016, unless otherwise indicated.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights, at period end. Other fleet information excludes aircraft held for sale.Net book value per share is based on 33.3 million shares outstanding for the period ending June 30, 2016.

FLY AT A GLANCE

82 aircraft ~$3 billion net book value	**Young Fleet** 6.2 years average age
Long Leases 6.7 years average lease term	**Diversified Lessees** Leased to 44 airlines in 29 countries
Prudent Acquisition Strategy Known parameters, non-speculative orders	**Conservative Financing** Long tenors, rates hedged
Share Repurchases Repurchased 21% of shares since September 2015	**Lower Debt and SG&A Costs** Recent financings at very competitive rates
Managed by BBAM Industry leader with nearly 30 year record	**Significant Insider Ownership** 13% owned by BBAM shareholders

FLY Leasing

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  Sold 62 older aircraft since start of 2015  DRIVING IMPROVED FINANCIAL RETURNS   Reduced cost of secured debt to <4%, reduced SG&A   Invested over $1.1 billion in 18 newer aircraft since start of 2015  Acquired 21% of Fly’s shares at discount of ~30% to net book value since September 2015

 FLY’s TWO YEAR FLEET transformation  Transformed Fleet—Younger, More Profitable  Average Fleet Age (years)  Average Lease Term (years)  August 31, 2016  December 31, 2014  (21%)  August 31, 2016  December 31, 2014  26%

   December 31, 2014    August 31, 2016    Aircraft Type  #  Average Age(years)  #  Average Age(years)  A320 Family  48  9  28  9  A330 / 340  7  5  5  7  B737 Family  57  7  40  7  B747 / 757 / 767  13  17  3  20  B777 / 787  2  1  6  2  Total  127  8  82  6  Significant PORTFOLIO Improvement

FLY'S ACQUISITION STRATEGY

- Principally through sale and leaseback transactions
  - BBAM's area of expertise for nearly 30 years
- Opportunistic secondary market purchases
- Each transaction can be evaluated prior to commitment
  - Actual aircraft cost, lessee credit, lease terms
  - Availability and terms of financing
- Avoids the cyclical risks inherent in future orders from OEMs
- Avoids significant capital commitments to PDPs
- Retains financial resources to maximize benefits from cycles
  - Purchase distressed assets
  - Repurchase shares

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FLY Leasing

   2013  2014  2015  2016 YTD  Aircraft Acquired  14  22  10  8  Average Age when Acquired (years)  2  3  2  2  Total Acquisition Costs (in millions)  $642  $952  $615  $512  2016 Acquisitions: Eight aircraft, average age of two years$512 million investmentRemaining lease term of 11 years0.88% monthly Lease Rate Factor  FLY’s ACQUISITION Record  Historical Aircraft Acquisitions

 FLY’s Disposition STRATEGY  Sell older aircraft to improve fleet metricsfleet agelease termDispose of out of production aircraft and older modelsBalance lessee credit exposuresAvail of cycles and market conditions to lock in fleet gains

 FLY’s Aircraft Sales record  Historical Aircraft Sales    2013  2014  2015  1H 2016  Aircraft Sold  10  8  44  16  Average Age (years)  14  13  13  15  Total Gains (in millions)  $5.41  $14.81  $29.0  $5.6  1H 2016 Dispositions:16 aircraftAverage age of 15 yearsRemaining lease term of two years  As restated.

FLY SHARE REPURCHASES

- Repurchased 21% of FLY's shares since September 2015
    - At a discount of ~30% to net book value
- FLY's net book value per share is $19 at June 30, 2016
- Returning cash to shareholders through repurchases rather than dividend
- New $75 million share repurchase program approved for 2016 and 2017
    - ~$72 million remaining

Continuing positive impact on ROE and EPS

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FLY Leasing

MAJOR TRANSFORMATION AT FLY

Sales of older aircraft is beneficial

- Improved portfolio metrics
- Generating profits and cash

Ample financial resources

- ~$900 million of cash and unencumbered aircraft at June 30, 2016
- Ability to acquire $2 – $3 billion of assets

Investment in newer aircraft

- Flexible acquisition strategy
- Attractive aircraft with high lease rate factors
- Accretive to earnings

Financing strategy assisting returns

- Capacity in secured debt markets
- Reducing debt costs –$385 million acquisition facility at LIBOR + 2%
- Attractive terms – term, advance rate, amortization

Share repurchases adding further benefits

- Growing NBV, ROE and EPS

FLY provides a significant opportunity for increased stakeholder value

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FLY Leasing

APPENDICES

 Capital Structure  Capital structure & liquidity summary  Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.In April 2015, FLY re-priced its 2012 Term Loan reducing the margin by 0.75% and the LIBOR floor by 0.25%.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.

 (# of aircraft)  FLY took advantage of recent robust market conditions to sell and remarket aircraft, decreasing remarketing exposure  Fly remarketing overview  Annual Aircraft Remarketing Requirements

 Lessee  Country  % of NBV    India  12%    Ethiopia  11%    Philippines  9%    UK  4%    India  4%    India  3%    Germany  3%    Thailand  3%    Chile  3%    China  3%  Top 10 Lessees    55%  Diverse group of global lessees  Region  % of NBV  Asia & South Pacific  45%  Europe  26%  Middle East & Africa  14%  North America  9%  Mexico, Central & South America  6%  Total  100%

   August 31, 2016      Aircraft Type  #  % of NBV  Age(years)  A320 Family  28  22%  9  A330  3  8%  5  A340  2  4%  10  B737 Family  40  39%  7  B757  3  1%  20  B777F   2  11%  1  B787  4  15%  2  Total  82  100%  6.2  PORTFOLIO Overview